Exhibit (d)(2)

STRICTLY PRIVATE & CONFIDENTIAL

To:	JAB Forest B.V. (JAB)
Attn. Mr Joachim Creus
Oudeweg 147
2031CC Haarlem
The Netherlands

20 March 2013

Dear Sir,

You have expressed an interest in a potential public offer to acquire directly or indirectly the business of DE Master Blenders 1753 N.V. (the Company) by way of purchase of all the issued and outstanding ordinary shares in the capital of the Company (the Proposed Transaction).

As discussions between us regarding the Proposed Transaction might take place and we are then likely to exchange certain (confidential) information, we wish to lay down in writing our agreement with respect to the handling of confidential and possibly price-sensitive information and certain other restrictions.

In this letter:

1.	INTERPRETATION

Affiliate means in relation to any company, any person or entity, directly or indirectly, solely or jointly, controlling or controlled by that company.

Authorised Recipients means, to the extent that in the course of their professional duties they reasonably require access to Information for the purposes of evaluating, negotiating or advising upon the Proposed Transaction, a Recipient’s employees and professional advisers and, with respect to JAB, (a) its direct and indirect shareholders, (b) its group’s shareholders committees and advisory committees, (c) Joh. A. Benckiser AdvisorCo, LLC and (d) its potential sources of equity financing (i.e. BDT Capital Partners, LLC, Patrinvest SCA and Santo Domingo Group or any of their Affiliates or any other potential equity financier whose identity JAB will promptly notify to the Company in accordance with this letter) and debt financing (i.e. Coőperatieve Centrale Raiffeisen-Boerenleenbank B.A., or any other potential debt financier whose identity JAB will promptly notify to the Company in accordance with this letter) and in each case their respective employees and professional advisers.

Information means (a) this letter and the existence and contents of any discussions relating to the Proposed Transaction; (b) all other information of whatever nature relating wholly or partly to the Proposed Transaction or any member of a Provider’s Group supplied to a Recipient, its (non-) executives or its advisers by, or on behalf of, any member of a Provider’s Group before or after the date of this letter in writing, in electronic form, orally or otherwise; (c) any information obtained by a Recipient or its advisers in writing, in electronic form, orally or otherwise through discussions with the management, employees and/or advisers of any member of a Provider’s Group; (d) any information acquired pursuant to any visits to the offices or other premises of any member of a Provider’s Group related to the Proposed Transaction or to the affairs of any member of a Provider’s Group; and (e) any reports, analyses, compilations, studies, forecasts or other documents or data prepared by, on behalf of, or for, a Recipient which contain, derive from or otherwise reflect any information described in (a), (b), (c) and (d) above.

Parties means the Company and JAB and Party means any of them.

Provider means the Company or JAB, as the case may be, with respect to any Information it may provide to the other Party (the Recipient) in accordance with the terms of this letter.

Provider’s Group means a Provider and its Affiliates, or any of them.

2.	DUTY OF CONFIDENTIALITY

Each Recipient acknowledges that the Information is confidential and is received or entered into under a duty of confidentiality to the Provider’s Group and, except as otherwise provided in this letter, undertakes to the Provider (for the benefit of all members of the Provider’s Group) as follows:

(a)	The Recipient must keep all Information strictly confidential and will not disclose or distribute any of it or otherwise make it available to any person other than an Authorised Recipient or otherwise without the Provider’s specific prior written approval (which may be withheld in the Provider’s absolute discretion).

(b)	The Recipient and its Authorised Recipients may only use the Information for the purpose of proposing, evaluating, negotiating and consummating the Proposed Transaction and not for any other purpose. Under no circumstance may the Recipient or its Authorised Recipients use any Information for purposes relating to its own business (other than for the purpose of evaluating and negotiating the Proposed Transaction) or to compete with any member of the Provider’s Group.

(c)	The Recipient will procure that each Authorised Recipient to whom Information is disclosed is made aware (in advance of disclosure) of the terms of this letter and will procure that each such person adheres to the obligations of Authorised Recipients provided in this letter as if that person were a party to this letter.

(d)	The Recipient and its Authorised Recipients must keep the Information securely and properly protected with at least the same degree of care that they apply to their own confidential information. The Recipient must notify the Provider immediately upon becoming aware that any of the Information has been disclosed to, or obtained by, a third party otherwise than as permitted by this letter.

(e)	In the event of any action or omission by any Affiliate of the Recipient, which action or omission would, if such Affiliate were a party to this letter, be a breach of the terms of this letter, as they may apply to such Affiliate, such action or omission will constitute a breach by the Recipient under the terms of this letter and the Recipient will be liable accordingly.

(f)

JAB and its Authorised Recipients will direct all communications, information requests and enquiries relating to the Proposed Transaction only to Mr Michel Cup, CFO of the Company, or Mr Onno van Klinken, General Counsel & Corporate Secretary of the Company, or such other representative(s) of the Company or other member of the Company’s Group as the Company may subsequently notify to the Recipient; provided, that the foregoing will not restrict JAB from engaging in discussions and negotiations with Mr N.R. Sorensen-Valdez, Chairman a.i. of the Company’s Board, and Mr J. Bennink, CEO a.i. of the Company.

3.	ANNOUNCEMENTS

Except as otherwise provided in this letter, no Party shall, without the other Party’s prior written consent, reveal to any person other than an Authorised Recipient or otherwise announce that the Proposed Transaction is (or was) under consideration, that negotiations or discussions are (or were) taking place between the Parties, the status or progress of such negotiations or discussions (including the possible termination thereof) or that Information has been provided.

4.	EXCEPTIONS

4.1	Notwithstanding anything to the contrary herein, the undertakings in paragraph 2 will not apply to Information which:

(a)	at the time of supply is in the public domain;

(b)	subsequently comes into the public domain, except through breach of any undertaking set out in this letter or through breach of any other duty of confidentiality relating to that Information;

(c)	at the time of supply is already in the Recipient’s lawful possession or that of an Authorised Recipient;

(d)	subsequently comes lawfully into the possession of the Recipient (or an Authorised Recipient) from a third party who does not, to what is known by or reasonably should have been known by the Recipient, owe any member of the Provider’s Group an obligation of confidence in relation to it; or

(e)	is required to be disclosed by law, regulation or by any competent judicial, governmental, supervisory or regulatory authority (including, without limitation, any securities exchange), provided that the Recipient agrees:

(i)	to the extent permitted by applicable law, to promptly inform the Provider thereof so that the Provider may timely seek a protective order or other appropriate remedy;

(ii)	in the event that such protective order or other remedy is not obtained, to furnish only that portion of the Information, which is legally required to be disclosed; and

(iii)	to use its reasonable best efforts to obtain reliable assurance that confidential treatment will be accorded to the Information.

4.2	The restrictions in paragraph 3 above will not apply:

(a)	if, and to the extent that, an announcement is required by any applicable law, rule or regulation by any competent judicial, governmental, supervisory or regulatory authority (including without limitation, any securities exchange) provided that the Party making the announcement will to the extent reasonably possible first consult and co-operate with the other Party on the proposed form, timing, nature and purpose of the announcement;

(b)	with respect to Information which has come into the public domain, except through breach of any undertaking set out in this letter or through breach of any other duty of confidentiality relating to that Information; and

(c)	with respect to Information which has come lawfully into the possession of the Recipient (or an Authorised Recipient) from a third party who does not, to what is known by or reasonably should have been known by the Recipient, owe any member of the Provider’s Group an obligation of confidence in relation to it.

5.	RETURN/DESTRUCTION OF INFORMATION

5.1	If a Recipient ceases to be interested in the Proposed Transaction, and in any event on written request by the Provider, the Recipient will, and will procure that its Authorised Recipients will, promptly at its/their own cost and expense return to the Provider or destroy, in each case without keeping any copies, those parts of any documents which contain Information (other than reports, analyses, compilations, studies or other documents prepared by, or on behalf of, the Recipient containing Information about the discussions relating to the Proposed Transaction).

5.2	If so requested by the Provider, the Recipient must deliver to the Provider a written statement signed by a senior executive of the Recipient confirming that the obligations contained in this paragraph 5 have been complied with.

5.3	Notwithstanding anything to the contrary herein, this provision shall not apply to the extent that (i) the Recipient or any Authorised Recipient is required to retain any such Information by any applicable law, rule or regulation or by any competent judicial, governmental, supervisory or regulatory body, (ii) the Recipient or any Authorised Recipient is required to retain any such Information by such person’s record retention policies, (iii) Recipient’s general counsel and outside legal counsel may, subject to the terms of this letter, retain in its files a copy of any Information solely for use in connection with any disputes between the Parties relating to the Information or the Proposed Transaction and (iv) any Authorised Recipients that are accounting firms or investment banks may, subject to the terms of this letter, retain copies of the Information in accordance with policies and procedures implemented by such persons in order to comply with applicable law, regulation, or professional standards or reasonable business practice (provided that such Authorised Persons do not provide the Recipient with access to any such retained Information), in each case it being understood that such Information must be kept confidential in accordance with this letter.

6.	NO OFFER, REPRESENTATION OR WARRANTY

6.1	No Information made available to a Recipient or its Authorised Recipients will constitute an offer or invitation for the sale or purchase of securities or assets.

6.2	Each Recipient acknowledges and agrees on behalf of itself and its Authorised Recipients that:

(a)	the Information does not purport to be all inclusive and that no representation or warranty, express or implied, has been made by any member of the Provider’s Group or any of their respective directors, officers, employees or advisers as to the accuracy, reliability or completeness of any of the Information; and

(b)	no member of the Provider’s Group, nor any of its respective directors, (non-)executives, officers, employees or advisers will:

(i)	have any liability to the Recipient or to any other person resulting from the use of Information by the Recipient or its Authorised Recipients; or

(ii)	be under any obligation to provide further Information, update Information or correct any inaccuracies in Information.

6.3	Each Party reserves the right, without advance notice, to terminate discussions and/or negotiations at any time before the execution of a final agreement in writing. The supply of any Information will not be taken as any form of commitment on the part of any Party to proceed with any transaction.

7.	INSIDER DEALING

Each Recipient acknowledges that certain of the Information may be considered insider information (voorwetenschap) in relation to securities of the Company which are listed on NYSE Euronext Amsterdam under applicable laws and regulations (Insider Information), which information, or knowledge of the existence of such information, may give rise to certain securities law restrictions. Accordingly, each Recipient undertakes that, as long as any Information constitutes Insider Information it will:

(a)	not deal in any way in any securities of the Company or in any securities whose price or value may be related to, or affected by, the price or value of securities of the Company, or in any derivative products related to any such securities or interests in any of them (all of which being the Securities);

(b)	not recommend or induce another person to deal in the Securities; and

(c)	inform each Authorised Recipient to whom any Information is disclosed of the obligations and restrictions set out under (a) and (b) above.

8.	STANDSTILL

8.1	Subject to paragraphs 8.2 and 8.3, JAB, any Authorised Recipients acting on behalf of JAB (including Joh. A. Benckiser s.à.r.l.) and JAB’s consortium members, BDT Capital Partners, LLC, Patrinvest SCA and Santo Domingo Group, will not, either directly or indirectly, either alone or acting in concert with others, without the Company’s prior written consent:

(a)	make, effect, initiate, cause or participate in (i) any acquisition of a (beneficial) interest in any Securities; or (ii) any public offer, tender offer, partial offer, exchange offer, merger, spin-off, business combination, re-capitalisation, restructuring, liquidation, dissolution or extraordinary transaction involving the Company, any Affiliates thereof or any of their securities or assets;

(b)	seek control of or influence the board of directors of the Company or any of its Affiliates;

(c)	take any action that would reasonably be expected to require the Company to make a public announcement regarding any of the types of matters set out in paragraph 8.1(a);

(d)	agree or offer to take, or encourage or propose the taking of, any action referred to in paragraphs 8.1(a), 8.1(b) or 8.1(c);

(e)	assist, induce, or encourage any other person to take any action of the type referred to in paragraphs 8.1(a), 8.1(b) or 8.1(c); and

(f)	except for the equity and debt providers mentioned in this letter, enter into any discussions, negotiations, arrangement or agreement with any other person (other than the Company and its representatives) relating to any of the foregoing,

8.2	Paragraph 8.1(a)(i) shall not apply to any acquisition of outstanding ordinary shares in the share capital of the Company at a price in cash equal to or higher than €12.75 per outstanding ordinary share and, paragraphs 8.1(b), (c), (d), (e) and (f) shall not apply to the extent of any such acquisition. Paragraph 8.1(a)(ii) shall not apply to any public offer for all outstanding ordinary shares in the share capital of the Company on terms (including price and non-financial terms) that are equal to or better (from the perspective of the Company) than those set out in JAB’s letters dated 8 and 13 March 2013, as supplemented and specified by JAB during the meeting between the Company and JAB on 16 March 2013 in Amsterdam and, paragraphs 8.1(b), (c), (d), (e) and (f) shall not apply to the extent of any such public offer.

8.3	Paragraph 8.1 will immediately terminate and cease to be of any further force or effect, without any prior notice due, upon the earliest to occur of:

(a)	31 December 2013 (23:59 CET);

(b)	a failure of JAB and the Company to reach agreement and execute a final version of a merger protocol by 30 June 2013 (23:59 CET), unless prior to such date JAB has failed to reaffirm (i) its proposed offer price of €12.75 per outstanding ordinary share of the Company or (ii) its stated intention regarding the transaction financing, to maintain the Company’s headquarters and the global R&D center in the Netherlands and not to close down any of the Company’s plants in the Netherlands;

(c)	the Company failing to, within a reasonable period, provide information relating to any member of the Company’s Group in response to a reasonable request made by JAB in writing, which information the Company is not prohibited to provide and is material to the Company or the Proposed Transaction;

(d)	the occurrence of a material change in the Company’s strategy or the occurrence of any action by the Company which materially deviates from the strategy which the Company has up to the date hereof disclosed to the market;

(e)	the intraday ordinary share price of the Company trading below €8.00, except if a drop in an intraday ordinary share price results from trading activities or (contractual) arrangements by or on behalf of JAB and its Authorised Recipients in respect of the ordinary shares in the capital of the Company or any securities relating to such shares;

(f)	all of (i) the signing of a merger protocol between the Company and JAB or any of its Affiliates, and (ii) the announcement thereof;

(g)	the Company and JAB so agreeing in writing;

(h)	another party directly or indirectly alone or acting in concert acquiring more than 5% of the shares of the Company;

(i)	a third party launching or announcing a public offer for all of the shares issued by the Company;

(j)	a third party announcing or entering into an agreement with the Company contemplating the acquisition, by way of statutory merger or demerger, public offer, tender offer, partial offer or otherwise, of all or part of the shares issued by the Company or all or the majority of the assets of Company or any of its Affiliates; or

(k)	a third party performing any action which triggers the requirement to launch a mandatory offer for all of the shares issued by the Company under applicable law.

8.4	For the avoidance of doubt, it is understood that JAB’s proposal, including without limitation the stated intentions referred to paragraph 8.3(b)(ii), will need to be further discussed and agreed in the merger protocol.

8.5	For the avoidance of doubt and without prejudice to paragraph 8.3(e), nothing in this paragraph 8 shall restrict JAB in, or prevent JAB from, freely disposing of any of the Company’s shares held by it or any of its Affiliates at the date hereof or exercising any rights attached to any shares held by it or any of its Affiliates.

8.6	For the avoidance of doubt, if JAB is no longer bound by the restrictions of paragraph 8.1 and notwithstanding any other provision of this letter, JAB shall be permitted to make any filings including without limitation with the United States Securities and Exchange Commission required in order to allow it to freely transact in any Securities and JAB shall be permitted to refer in such filings to the discussions relating to the Proposed Transaction and the contents thereof, provided that it may only refer to the contents of the discussions after 1 September 2013 and only to the extent JAB’s external US counsel advises that this required or advisable in order comply with applicable securities laws.

9.	NON-SOLICITATION

9.1	During the period of two years from the date of this letter, each Recipient will not (and will procure that its employees and any person acting on its behalf will not) directly or indirectly:

(a)	encourage or seek to encourage any person who is (at the date of this letter or at any time during discussions between, or on behalf of, the Provider and the Recipient) a director, employee, consultant or individual seconded to work within the Provider’s Group and who is either:

(i)	a person to whom any Information relates; or

(ii)	a person who participates in the discussions contemplated by this letter;

to leave his current employment or to breach the terms of such employment, consultancy or secondment; or

(b)	make an approach of any kind to any person who is (at the date of this letter or at any time during discussions between or on behalf of the Provider and the Recipient), to the actual knowledge of such Recipient a customer, supplier, distributor, landlord, tenant, licensor, licensee, agent, representative, sub-contractor, adviser or shareholder of the Provider or any person whom the Recipient knows has a business relationship of any kind with the Provider except:

(i)	with the prior knowledge and consent of the Provider; or

(ii)	those with whom the Recipient or any Affiliate of the Recipient is or comes into contact with in the normal and proper course of his ordinary trading activities unconnected with the Proposed Transaction and then only for the purposes of those activities and not involving any use or disclosure of Information, and, without limiting the generality of the foregoing, the Recipient will not encourage or procure, or assist any other person to encourage or procure, any such person to cease, restrict or vary their relationship with the Provider.

9.2	The restrictions in paragraph 9.1 will not apply to the employment of any person following an unsolicited approach by that person at his own instigation or in response to an advertisement placed in the national, local or trade media.

10.	BREACH

10.1	Each Recipient agrees to compensate the Provider and, by way of a third party stipulation (derdenbeding) any member of the Provider’s Group, for any reasonable damages, liabilities, losses and costs arising directly or indirectly out of a breach of its obligations, or those of its Authorised Recipients, under this letter.

10.2	Nothing contained in this letter will be construed as prohibiting the Provider from pursuing any other remedies available to it.

11.	GENERAL

11.1	Unless expressly provided otherwise in this letter, the obligations of each Party under this letter shall terminate (a) upon completion of the Proposed Transaction and (b) 12 months after the date hereof.

11.2	If at any time any provision of this letter is or becomes illegal, invalid or unenforceable in any respect under the laws of any jurisdiction, this will not affect or impair:

(a)	the legality, validity or enforceability in that jurisdiction of any other provision of this letter; or

(b)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this letter; and

any such illegal, invalid or unenforceable provision will be replaced by a legal, valid and enforceable provision which, given the contents and purpose of this letter is, to the greatest extent possible, similar to the original provision.

11.3	No failure or delay in exercising any right, power or privilege under this letter will operate as a waiver of it, nor will any single or partial exercise of it preclude any further exercise or the exercise of any right, power or privilege under this letter or otherwise. No modification to this letter or any waiver granted by the Provider in respect of any action taken by the Recipient or its advisers will be effective unless agreed to in writing by the Provider.

11.4	To the extent that any Information is covered or protected by privilege, disclosure of such Information to the Recipient’s Authorised Recipients does not constitute a waiver of privilege or any other rights which the Provider may have in the Information.

11.5	A waiver in respect of the confidentiality of certain Information or the disclosure thereof will not constitute a waiver for other purposes in respect of the same Information and will not imply a waiver for the same purpose of disclosing any other Information.

11.6	JAB confirms that it is acting as lead member in a consortium further consisting of BDT Capital Partners, LLC, Patrinvest SCA and Santo Domingo Group, and that JAB aims to acquire the Company as lead member of this consortium. JAB confirms that the majority equity provider will be JAB or one or more of its Affiliates.

11.7	JAB will procure that each of its consortium members, BDT Capital Partners, LLC, Patrinvest and Santo Domingo Group, is made aware of the terms of this letter and will procure that each such person adheres to the obligations of Authorised Recipients provided in this letter as if such consortium member were a party to this letter.

11.8	Any applications for consent from, or notifications to, the Company in relation to this letter should be made in writing and addressed to:

Mr Onno van Klinken

General Counsel & Corporate Secretary

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

E-mail: Onno.vanKlinken@DEMB.com.

Any applications for consent from, or notifications to, JAB in relation to this letter should be made in writing per email and addressed to:

Mr Joachim Creus

General Counsel & Head of Tax

E-mail: joachim.creus@jabse.eu.

12.	GOVERNING LAW AND JURISDICTION

12.1	The agreement created by acceptance of this letter and any contractual or non-contractual obligations arising out of or in connection to it, must be governed by and construed in accordance with the laws of the Netherlands.

12.2	Any dispute arising out of or in connection to this letter (including any disputes relating to any non-contractual obligations arising out of or in connection with this letter) must be finally settled by arbitration in accordance with the rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut). The arbitration will be composed of three arbitrators in accordance with those rules. The place of arbitration will be Amsterdam, the Netherlands and the language will be English. The arbitrators must make their decision in accordance with the rules of law.

12.3	This paragraph 12 also applies to disputes arising out of or in connection with agreements which are connected with this letter, unless the relevant agreement expressly provides otherwise.

Please indicate your acceptance of the above by signing and returning the enclosed copy of this letter under confidential cover as soon as possible.

Yours faithfully,

DE Master Blenders 1753 N.V.

/s/ Jan Bennink
Mr J. Bennink
Executive director

/s/ Michel Cup
Mr M.M.G. Cup
Member of the executive committee

/s/ Onno van Klinken
Mr O. van Klinken
Member of the executive committee

We acknowledge receipt of your letter dated 20 March 2013, of which the above is a copy and accept and agree to its terms. We agree to the terms of this letter.

/s/ Joachim Creus	/s/ Markus Hopmann
For and on behalf of JAB Forest B.V.	Full name : Markus Hopmann
Full name : Joachim Creus	Position : Director
Position : Director	Date : 20 March 2013
Date : 20 March 2013